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FORM OF TAX OPINION

[     ], 2023

Board of Trustees

Harbor ETF Trust

Harbor Scientific Alpha High-Yield ETF

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

Board of Trustees

Harbor Funds

Harbor High-Yield Bond Fund

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Harbor High-Yield Bond Fund (the “Acquired Fund”), a separate series of Harbor Funds, a Delaware statutory trust (the “Acquired Trust”), to the holders of the shares of beneficial interest (the “Acquired Fund Shares”) of Acquired Fund (the “Acquired Fund Shareholders”), and to Harbor Scientific Alpha High-Yield ETF (the “Acquiring Fund”), a separate series of Harbor ETF Trust, a Delaware statutory trust (the “Acquiring Trust”), in connection with the proposed transfer of all of the assets of Acquired Fund to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (“Acquiring Fund Shares”) and the assumption of all of the liabilities of Acquired Fund by Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of

Reorganization (the “Plan”) dated as of [], 2023, executed by Acquired Trust on behalf of Acquired Fund and Acquiring Trust on behalf of Acquiring Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated as of the date hereof addressed to us from Acquiring Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated as of the date hereof addressed to us from Acquired Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The acquisition by Acquiring Fund of all of the assets of Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by Acquiring Fund followed by the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares in complete liquidation and termination of Acquired Fund will constitute a tax-free reorganization under Section 368(a) of the Code.

2.

Acquired Fund will not recognize gain or loss upon the transfer of the assets of the Acquired Fund to Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption of all of the Acquired Fund’s liabilities, except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

3.	Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Acquired Fund in the Reorganization.

4.	Acquiring Fund will recognize no gain or loss upon receiving the assets of the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund.

5.

The adjusted basis to Acquiring Fund of the assets of Acquired Fund received by Acquiring Fund in the Reorganization will be the same as the adjusted basis of those assets in the hands of Acquired Fund immediately before the exchange.

6.

Acquiring Fund’s holding periods with respect to the assets of Acquired Fund that Acquiring Fund acquires in the Reorganization will include the respective periods for which those assets were held by Acquired Fund (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.	The Acquired Fund Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for Acquired Fund Shares, except with respect to cash received, if any.

8.

The aggregate basis of the Acquiring Fund Shares received by an Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Fund Shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to shares for which cash is received).

9.

An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will include the holding period during which the Acquired Fund Shareholder held Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

We hereby consent to the filing of this opinion as an exhibit to the Form N-14 and to all references to our firm therein.

Very truly yours,